UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Amendment No. 6)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 28,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 28,000,000

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 28,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person CO

CUSIP No. 69924P102

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 28,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 28,000,000

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 28,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person IN

The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009, Amendment No. 4 dated and filed August 6, 2009 and Amendment No. 5 dated and filed September 23, 2009 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 6. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The total purchase price for the 4,000,000 Common Shares of the Issuer purchased by FCMI and reported herein was US$5,000,000. FCMI utilized funds from its working capital to make the purchase. The Common Shares were acquired by FCMI from the underwriters in an underwritten public offering at the public offering price.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

FCMI acquired the additional Common Shares reported in this Schedule 13D (Amendment No. 6) for investment and to maintain FCMI’s approximate proportionate percentage beneficial ownership interest in the Issuer, after giving effect to the Issuer’s public offering of 18,400,000 Common Shares, including 2,400,000 Common Shares issued upon exercise of an overallotment option granted by the Issuer to the underwriters of the offering. FCMI purchased such additional Common Shares pursuant to its previously disclosed commitment to provide the Issuer with between CDN $5 million and CDN $15 million in financing to fund future development projects of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated to read in its entirely as set forth below:

On October 15, 2009, FCMI purchased 4,000,000 Common Shares at a purchase price of US$1.25 per share. The Shares were purchased from the underwriters in a public offering conducted by the Issuer, at the public offering price per share.

On the date of this Schedule 13D (Amendment No. 6), FCMI is the record and beneficial owner of 28,000,000 Common Shares, constituting approximately 24.7% of the Issuer’s issued and outstanding Common Shares. Such percentage beneficial ownership has been determined in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) as if 113,423,650 Common Shares were outstanding. Common Shares outstanding was computed by adding the 12,000,000 Common Shares issuable upon exercise of the Warrants owned by FCMI to 101,423,650 Common Shares actually outstanding (83,023,650 Common Shares issued and outstanding as of June 30, 2009, as reported by the Issuer in its prospectus supplement dated October 8, 2009 and 18,400,000 Common Shares issued in its underwritten public offering). Of such 28,000,000 Common Shares beneficially owned by FCMI, 16,000,000 Common Shares are presently outstanding and owned by FCMI and 12,000,000 Common Shares are issuable upon exercise of the Warrants. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially owns any Common Shares. Except as reported in this Schedule 13D (Amendment No. 6), neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 6).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended by the addition of the following information:

In connection with its purchase of the Common Shares reported in this Schedule 13D (Amendment No. 6), on October 7, 2009 FCMI entered into a letter agreement (the “Lockup Agreement”) pursuant to which FCMI has agreed that, for a period of 90 days from October 8, 2009 (the date of the final prospectus supplement for the public offering in which FCMI acquired the Common Shares reported herein), FCMI will not, without the prior written consent of Dahlman Rose & Company, LLC, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Common Shares or any securities convertible into or exchangeable for Common Shares, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Common Shares or any securities convertible into or exchangeable for Common Shares (in each case within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of Common Shares or any securities convertible into or exchangeable for Common Shares. Such 90-day period may be extended for up to 34 additional days if the Issuer makes a public announcement of certain events prior to expiration of the lockup period.

The foregoing description of the Lockup Agreement in this Item 6 is qualified in its entirety by reference to the full text of said agreement, a copy of which has been filed as an exhibit to this Schedule 13D (Amendment No. 6).

Also in connection with its purchase of the Common Shares reported in this Schedule 13D (Amendment No. 6), FCMI and the Issuer amended the Support Agreement between them dated August 5, 2009 to release FCMI from the restrictions on disposition of the Common Shares set forth therein. The Support Agreement relates to the Issuer’s proposed acquisition of Klondex Mines Ltd. (“Klondex”) pursuant to a binding letter agreement between the Issuer and Klondex. On September 24, 2009, the Issuer announced that Klondex had informed the Issuer that Klondex had elected not to go forward with the combination of the Issuer and Klondex. The Issuer also announced that it would seek to enforce Klondex’s obligation to pay the Issuer a US$2.85 million “break fee” under the acquisition letter agreement. A copy of which the amendment to the Support Agreement been filed as an exhibit to this Schedule 13D (Amendment No. 6).

Item 7.	Material to be Filed as Exhibits

The list of Exhibits in Item 7 is amended by the addition of the following exhibits:

Exhibit No.	Exhibit

99.8	Lockup Agreement dated October 7, 2009 from FCMI Financial Corporation to Dahlman Rose & Company, LLC.

99.9	Letter Agreement dated October 8, 2009 between FCMI Financial Corporation and the Issuer amending the Support Agreement dated August 5, 2009 between FCMI Financial Corporation and the Issuer.

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2009

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig

Name: Henry Fenig
Title: Executive Vice President

/s/ Albert D. Friedberg

Albert D. Friedberg

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